Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rubicon Provides Exploration Update for Red Lake, Ontario and Alaska

    - Drill Mobilizing for McCuaig Project, Red Lake -

    TORONTO STOCK EXCHANGE SYMBOL: RMX
    AMEX SYMBOL: RBY

    VANCOUVER, June 6 /CNW/ - Rubicon Minerals Corp. (RMX.TSX : RBY.AMEX) is
pleased to provide this update on its exploration activities at Red Lake,
Ontario and Alaska:

    McCuaig Project, Red Lake
    -------------------------
    Rubicon and partner Golden Tag Resources Ltd. (GOG: TSX-V) are pleased to announce that crews have been mobilized to commence a 7.500-metre,
$1.5 million follow-up land-based drill program at the McCuaig Joint Venture
(Rubicon 60% -Golden Tag 40%). Rubicon recently announced (see news release dated April 16, 2007) encouraging results from a drill hole plus wedge, designed to test for the possible down-dip extension of the No.1 vein structure developed at the adjacent former McKenzie Mine. A gold-bearing zone, in what appears to be a very robust structure, was intersected containing up to 15.65 g/t gold over 1.55 metres. Drilling will commence on or around June
12.
    Hosted by a well developed 20+ metre wide vein zone, this target is wide open for follow up, both along strike and down dip. The project is well located within Balmer rocks on the prolific Red Lake Mine Trend and is adjacent to both the past-producing McKenzie Mine which produced 651,000 ounces of gold between 1935 and 1966, and the Gold Eagle Mines discovery to the southeast.

    Phoenix Gold Project, Red Lake
    ------------------------------
    The drilling at the North Peninsula Target at the 100%-controlled Phoenix
Gold Project has been completed. The drill program outlined three new target areas (see news release dated May 9, 2007) including the North Peninsula
Target. Preliminary results from this area included intercepts of 10.41 g/t gold over 1.50 metres (incl. 24.80 g/t gold over 0.50 metres), 28.07 g/t gold over 0.90 metres and 9.93 g/t gold over 1.00 metre.
    Intersected in drill hole NPZ-07-01, the North Peninsula Target comprises three gold bearing zones, all of which are hosted by altered mafic volcanic rocks. With an overall strike length of 600 metres (which is open to the north and south), the North Peninsula Target is wide open at depth. Results from the remaining seven holes, which focused on the North Peninsula Target are expected within two weeks.
    Rubicon has also requested bids for the previously announced proposed underground work (see news release dated January 29, 2007) and has commenced the permitting process. The costing of this proposed work will be reviewed to determine whether to proceed with underground exploration and/or focus on surface based exploration. The Company remains committed to ensuring that extensive exploration of the Phoenix Gold Project will take place during 2007 and beyond.

    100% Owned Project, Alaska
    --------------------------
    Previous exploration work in 2006 identified several promising areas for follow up. One of these is associated with a 10 km x 7 km arsenic stream silt and pan concentrate anomaly within which samples of quartz veins interpreted as bedrock or sub-crop (close to bedrock) returned anomalous gold (from trace up to 12 g/t gold). This anomaly is being followed up by additional detailed mapping, hand trenching and auger-soil sampling prior to carrying out an up to
7,000-foot diamond drill program which is expected to be carried out during
July, 2007. The exploration program will also follow up on several other areas considered promising for development of drill targets. Approximately
$2.0 million in expenditures are planned for 100% controlled lands in 2007.

    Rimfire Option, Alaska
    ----------------------
    An approximate 4,000-foot drill program has commenced to drill test high priority targets The program will focus on the Cal-Surf target area which is where previous work identified well developed gold +/- bismuth soil anomalies.
This $1.0 million program will be managed by Equity Engineering which has considerable expertise in the Pogo district.

    Rubicon Minerals Corporation is a well-funded, gold-focused North
American exploration company with over 96,000 acres of prime exploration ground in the prolific Red Lake gold camp of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. As well, it has recently acquired
512,960 acres of prospective exploration ground in Alaska in the area of the
5.6 million ounce Pogo deposit plus a 225,000 acre land package in northeast
Nevada.

    True widths on the Red Lake projects are estimated to be approximately
75-90% of reported lengths. All assays were conducted on sawn NQ2-sized half core sections. Assays by ALS Chemex Labs and current program assays by
Accurassay Laboratories using the metallic screen fire assay procedure or fire assay gravimetric finish. Standards and blanks were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource
Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Persons under the definition of NI 43-101.
    On the Alaska projects, assay results cited herein were based on grab samples collected by Avalon under the supervision of Curt Freeman, MS., PGeo,
Qualified Person as defined by NI 43-101. Assays were performed by ALS Chemex in Vancouver using standard fire assay AA finish techniques.

    Forward-Looking Statements

    This news release contains certain statements that may be deemed
"forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the
Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates",
"believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or
"should" occur. Forward-looking statements in this document include statements with respect to the Company's exploration programs, its expenditures on such exploration programs and the anticipated results of such exploration programs.
    Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include uncertainty with respect to findings under exploration programs and general economic, market or business conditions.
Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.
    These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of management to successfully implement the planned exploration. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

    The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

    %CIK: 0001057791

    /For further information: Bill Cavalluzzo, Vice President-Investor
Relations, Toll free: 1-866-365-4706 or by E-mail at:
bcavalluzzo(at)rubiconminerals.com/
    (RBY RMX.)

CO:  Rubicon Minerals Corporation

CNW 17:33e 06-JUN-07